EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges
Union Pacific Corporation and Subsidiary Companies
(Unaudited)

	Three Months Ended June 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income before cumulative effect of accounting change	$288	$304
Undistributed equity earnings	(16)	(10)

Total earnings	272	294

Income taxes	172	174

Fixed charges:
Interest expense including amortization of debt discount	150	159
Portion of rentals representing an interest factor	69	11

Total fixed charges	219	170

Earnings available for fixed charges	$663	$638

Ratio of earnings to fixed charges	3.0	3.8